UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIKING SYSTEMS, INC.

(Name of Subject Company (Issuer))

ARROW MERGER CORPORATION

(Offeror)

a wholly-owned subsidiary of

CONMED CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92685Q 20 0

(CUSIP Number of Class of Securities)

Robert D. Shallish, Jr.

Vice President-Finance and Chief Financial Officer

CONMED Corporation

525 French Road

Utica, New York 13502

(315) 797-8375

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert W. Downes, Esq.

Melissa Sawyer, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$22,472,668.90	$2,575.37

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 72,554,620 outstanding shares of common stock, par value $0.001 per share, of Viking Systems, Inc. (“Viking”) multiplied by the offer price of $0.27 per share, (ii) 29,864,795 shares of Viking common stock issuable pursuant to outstanding in-the-money warrants multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such warrants of $0.2017 per share and (iii) 4,747,500 shares of Viking common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $0.27 per share minus (y) the weighted average exercise price for such options of $0.0924 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Arrow Merger Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of CONMED Corporation, a New York corporation (“CONMED”), to purchase all of the outstanding shares of common stock, par value $0.001 (the “Shares”), of Viking Systems, Inc., a Delaware corporation (“Viking”), at a price of $0.27 per Share in cash, net to the seller but less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Capitalized terms used and not otherwise defined in this Schedule TO shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name and address of the subject company and the issuer of the securities to which this Schedule TO relates is Viking Systems, Inc., a Delaware corporation with its principal office located at 134 Flanders Road, Westborough, Massachusetts, 01581. Viking’s telephone number at such corporate headquarters is (508) 366-3668.

(b) This Schedule TO relates to the outstanding shares of Viking’s common stock, par value $0.001 per share. According to Viking, as of August 13, 2012, there were 72,554,620 Shares outstanding.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) This Schedule TO is filed by CONMED and Merger Sub. The information regarding CONMED and Merger Sub set forth in Section 9—“Certain Information Concerning CONMED and Merger Sub” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and CONMED” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 8—“Certain Information Concerning Viking”, Section 9—“Certain Information Concerning CONMED and Merger Sub”, Section 10—“Background of the Offer; Contacts with Viking” and Section 11 “Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction” and Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation; Exchange Act Registration”, Section 11—“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” and Section 14—“Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

(d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) The information set forth in Section 9—“Certain Information Concerning CONMED and Merger Sub”, Section 11—“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and CONMED” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 10—“Background of the Offer; Contacts with Viking” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and in Section 10—“Background of the Offer; Contacts with Viking”, Section 11—“Purpose of the Offer and Plans for Viking; Summary of the Merger Agreement and Certain Other Agreements” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Merger Sub and CONMED” of the Offer to Purchase is incorporated herein by reference.

(a)(2-3, 5) The information set forth in Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 24, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published August 24, 2012 in Investor’s Business Daily.

(a)(5)(A)	Joint Press Release of CONMED and Viking dated August 14, 2012 (incorporated by reference to Exhibit 99.1 to the first Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(a)(5)(B)	Communication, on August 14, 2012, from Joseph J. Corasanti, President and CEO of CONMED, to Employees of CONMED (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among CONMED, Merger Sub and Viking (incorporated by reference to Exhibit 99.1 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(2)	Secured Promissory Note, dated August 13, 2012, between CONMED and Viking (incorporated by reference to Exhibit 99.2 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(3)	Tender and Voting Agreement, dated August 13, 2012, by and among CONMED, Merger Sub, and the holders of Shares party thereto (incorporated by reference to Exhibit 99.3 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2012

CONMED CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.
Title:	Vice President-Finance and Chief Financial Officer

ARROW MERGER CORPORATION

By:	/s/ ROBERT D. SHALLISH, JR.
Name:	Robert D. Shallish, Jr.
Title:	Vice President-Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 24, 2012.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, published August 24, 2012 in Investor’s Business Daily.

(a)(5)(A)	Joint Press Release of CONMED and Viking dated August 14, 2012 (incorporated by reference to Exhibit 99.1 to the first Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(a)(5)(B)	Communication, on August 14, 2012, from Joseph J. Corasanti, President and CEO of CONMED, to Employees of CONMED (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among CONMED, Merger Sub and Viking (incorporated by reference to Exhibit 99.1 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(2)	Secured Promissory Note, dated August 13, 2012, between CONMED and Viking (incorporated by reference to Exhibit 99.2 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).

(d)(3)	Tender and Voting Agreement, dated August 13, 2012, by and among CONMED, Merger Sub, and the holders of Shares party thereto (incorporated by reference to Exhibit 99.3 to the second Current Report on Form 8-K filed by CONMED with the Securities and Exchange Commission on August 14, 2012).